EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Lindsay Corporation:
We consent to the incorporation by reference in the registration statements (No. 333-166778, No. 333-131663, No. 333-140375, and No. 333-87806) on Forms S-8 of Lindsay Corporation of our reports dated October 27, 2011, with respect to the consolidated balance sheets of Lindsay Corporation and subsidiaries (the Company) as of August 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2011, and related financial statement schedule, and our report dated October 27, 2011, with respect to the effectiveness of the Company’s internal control over financial reporting as of August 31, 2011, which reports appear in the August 31, 2011 Annual Report on Form 10-K of Lindsay Corporation.
/s/ KPMG LLP
Omaha, Nebraska
October 27, 2011